Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cleveland BioLabs, Inc.:

We consent to the use of our report dated March 15, 2010 with respect to the balance sheets of Cleveland BioLabs, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, incorporated herein by reference in this Registration Statement of the Company on Form S-8 (relating to the registration of an additional 3,000,000 shares of the Company’s Common Stock in connection with the First Amendment to the Cleveland BioLabs, Inc. Equity Incentive Plan).

/s/ Meaden & Moore, Ltd.
Independent Registered Public Accounting Firm

Cleveland, Ohio
June 9, 2010